Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2014 and 2013

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2014 and 2013

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4-11

Commentary of the Directors	12

Certificate from the Secretary	13

Independent Auditors’ Report	14-15

Consolidated Statement of Financial Position	16

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)	17

Consolidated Statement of Changes in Equity	18-20

Consolidated Statement of Cash Flows	21

Notes to the Consolidated Financial Statements	22-83

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	—
2	Philip Clay Wolf	July 20, 2005	—
3	Ravi Adusumalli	July 20, 2005	May 20, 2014
4	Frederic Lalonde	December 18, 2006	—
5	Aditya Tim Guleri	April 03, 2007	—
6	Gyaneshwarnath Gowrea	February 11, 2009	—
7	Mohammad Akhtar Janally	February 11, 2009	May 20, 2014
8	Vivek Narayan Gour	May 01, 2010	—
9	Ranodeb Roy	January 19, 2012	—
10	Rajesh Magow	November 06, 2012	—
11	Keyur Jyotindra Joshi	November 06, 2012	—
12	Naushad Ally Sohoboo	May 20, 2014	—

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2014, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	Delaware, USA
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001*	British Virgin Islands
6.	HTN Co., Ltd.	March 16, 2000*	Thailand
7.	Hotel Travel Limited	December 24, 2004*	Malaysia
8.	ITC Bangkok Co., Ltd.	December 20, 1999$	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	United Arab Emirates
10.	Easy to Book Holding B.V.	March 30, 2006#	Netherlands
11.	Easy to Book Service B.V.	May 31, 2006#	Netherlands

*	became subsidiary on November 06, 2012
$	became subsidiary on November 26, 2012
#	became subsidiary on February 06, 2014

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of seven non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Ranodeb Roy

Non-Executive

1. Aditya Tim Guleri

2. Vivek Narayan Gour

3. Philip Clay Wolf

4. Frederic Lalonde

5. Gyaneshwarnath Gowrea

6. Ranodeb Roy

7. Naushad Ally Sohoboo

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Keyur Jyotindra Joshi

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

1.	Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 21 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmadabad, India. The business address for Mr. Deep Kalra is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

2.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.	Philip Clay Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded in 1994 and served as president and chief executive officer until its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper, QuickMobile, Booking Markets, TrustYou and Travel.ru. Mr. Philip was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666-0329, United States.

4.	Vivek Narayan Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

5.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc., a privately held company which runs www.hopper.com, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

6.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Multiconsult. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree. The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

7.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #15-05 Royal Group Building, Singapore 048693.

8.	Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 21 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Pte. Ltd., Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.The business address for Mr. Rajesh Magow is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

9.	Keyur Jyotindra Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 6, 2012. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and he has over 14 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States. The business address for Mr. Keyur Joshi is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

10.	Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Multiconsult Limited (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Multiconsult Limited, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek Narayan Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr.Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr.Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek Narayan Gour, Philip Clay Wolf and Frederic Lalonde and is chaired by Mr.Gour. Messrs.Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nomination committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 38 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2012	$34.22	$16.06
2013	$23.63	$10.77
2014	$29.73	$12.85
Fiscal Quarter
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67
2014
1st Quarter	$14.47	$12.85
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
Month
2013
December	$19.73	$16.18
2014
January	$27.93	$20.16
February	$29.73	$22.97
March	$28.20	$22.59
April	$27.94	$19.76
May	$28.97	$19.06
June	$35.66	$24.68
July	$36.12	$25.92
August(1)	$31.16	$26.22

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information (Continued)

Note: (1)	Until August 22, 2014.

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The New India Assurance Company Limited, Mauritius. This policy is effective till July 2015 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 14 and 15 and the consolidated profit or loss and other comprehensive income (loss) is set out on page 17 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 8,500 (2013: USD 6,600).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2014 and 2013 are as follows:

(in ‘USD’)
	For the year ended March 31
Particulars	2014	2013
Total income	256,686,910	228,821,945
Total expenses	(272,008,500)	(246,883,949)
Finance income	2,441,764	4,197,603
Finance cost	(7,775,731)	(4,939,526)
Share of loss of equity-accounted investee	(171,487)	(186,130)
Profit for the year	(20,905,564)	(27,589,080)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Group;

•	disclose with reasonable accuracy at any time the financial position of the Group; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Group’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001 for the year ended March 31, 2014.

/s/ Kamalsingh Neerputh
For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd

Les Cascades Building, Edith Cavell Street,

Port Louis

Mauritius

Date: September 3, 2014

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Consolidated Financial Statements

We have audited the consolidated financial statements of MakeMyTrip Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position at March 31, 2014 and the consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and the notes to the consolidated financial statements which include a summary of significant accounting policies and other explanatory notes, as set out on pages 16 to 83.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Consolidated Financial Statements (continued)

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited and its subsidiaries at March 31, 2014 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Ashish Ramyead
Ebène, Mauritius	Licensed by FRC

Date: September 3, 2014

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at March 31
	Note	2013	2014
		(in USD)
Assets
Property, plant and equipment	17	9,203,826	8,532,640
Intangible assets and goodwill	18	34,987,017	39,240,542
Trade and other receivables, net	20	820,951	982,585
Investment in equity-accounted investee	8	1,294,082	1,122,594
Other investments	9	4,958,994	3,973,363
Derivative instruments		14,678	—
Term deposits	22	911,245	75,656,254
Non-current tax assets		—	6,515,244
Other non-current assets	24	527,391	476,326

Total non-current assets		52,718,184	136,499,548

Inventories		1,522,693	515,663
Derivative instruments		188,973	—
Current tax assets		7,535,440	2,183,841
Trade and other receivables, net	20	25,290,442	28,373,066
Term deposits	22	47,203,717	29,513,593
Other current assets	23	23,659,215	34,739,530
Cash and cash equivalents	21	36,501,478	38,011,775

Total current assets		141,901,958	133,337,468

Total assets		194,620,142	269,837,016

Equity
Share capital	25	18,797	20,836
Share premium	25	153,742,563	238,423,499
Reserves		(494,988)	(1,481,871)
Accumulated deficit		(60,964,228)	(81,806,068)
Share based payment reserve		19,901,803	20,092,179
Foreign currency translation reserve	25	(10,904,046)	(13,663,555)

Total equity attributable to equity holders of the Company		101,299,901	161,585,020
Non-controlling interest		694,050	714,505

Total equity		101,993,951	162,299,525

Liabilities
Loans and borrowings	28	284,433	203,108
Employee benefits	32	1,010,293	963,176
Deferred revenue	31	—	2,353,593
Deferred tax liabilities	19	383,444	277,096
Other non-current liabilities	30	6,804,211	7,667,666

Total non-current liabilities		8,482,381	11,464,639

Bank overdraft	21	866,521	—
Loans and borrowings	28	135,459	115,005
Trade and other payables	34	80,592,241	86,213,527
Deferred revenue	31	37,901	1,336,238
Other current liabilities	29	2,511,688	8,408,082

Total current liabilities		84,143,810	96,072,852

Total liabilities		92,626,191	107,537,491

Total equity and liabilities		194,620,142	269,837,016

These financial statements have been approved by the Board of Directors on September 3, 2014 and signed on its behalf by:

/s/ Deep Kalra	/s/ Naushad Ally Sohoboo
Director	Director

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31,
	Note	2012	2013	2014
		(in USD)
Revenue
Air ticketing		76,190,303	60,888,851	66,523,174
Hotels and packages		116,701,137	164,129,318	184,500,736
Other revenue	10	3,707,818	3,803,776	4,350,701

Total revenue		196,599,258	228,821,945	255,374,611

Other income	11	—	—	1,312,299

Service cost
Procurement cost of hotel and packages services		98,474,788	136,537,143	144,507,848
Cost of air tickets coupon		9,939,556	4,119,631	4,471,703
Personnel expenses	12	26,520,745	34,520,455	37,220,798
Other operating expenses	13	54,868,655	67,953,977	80,116,006
Depreciation and amortization	14	2,790,154	3,752,743	5,692,145

Result from operating activities		4,005,360	(18,062,004)	(15,321,590)

Finance income	15	1,987,904	4,197,603	2,441,764
Finance costs	15	4,957,097	4,939,526	7,775,731

Net finance costs		(2,969,193)	(741,923)	(5,333,967)

Share of loss of equity-accounted investee		(65,957)	(186,130)	(171,487)

Profit (loss) before tax		970,210	(18,990,057)	(20,827,044)
Income tax benefit (expense)	16	6,078,146	(8,599,023)	(78,520)

Profit (loss) for the year		7,048,356	(27,589,080)	(20,905,564)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(7,421,044)	(2,309,906)	(2,767,820)
Net change in fair value of available-for-sale financial assets		(428,937)	459,047	(985,631)

		(7,849,981)	(1,850,859)	(3,753,451)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		23,223	(125,748)	63,999
Income tax expense on other comprehensive income		(7,535)	(13,800)	—

Other comprehensive loss for the year, net of tax		(7,834,293)	(1,990,407)	(3,689,452)

Total comprehensive loss for the year		(785,937)	(29,579,487)	(24,595,016)

Profit (Loss) attributable to:
Owners of the Company		7,183,935	(27,592,521)	(20,934,330)
Non-controlling interest		(135,579)	3,441	28,766

Profit (Loss) for the year		7,048,356	(27,589,080)	(20,905,564)

Total comprehensive income (loss) attributable to:
Owners of the Company		(633,645)	(29,583,133)	(24,615,471)
Non-controlling interest		(152,292)	3,646	20,455

Total comprehensive loss for the year		(785,937)	(29,579,487)	(24,595,016)

Earnings (Loss) per share
Basic	27	0.20	(0.74)	(0.55)
Diluted	27	0.19	(0.74)	(0.55)

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity

Year ended March 31, 2014

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Remeasurement of defined benefit (asset) liability	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share based awards	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated deficit on expiry of share awards	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (continued)

Year ended March 31, 2014

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(27,592,521)	—	—	(27,592,521)	3,441	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310,111)	(2,310,111)	205	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	—	459,047	—	459,047
Remeasurement of defined benefit (asset) liability	—	—	—	—	(139,548)	—	—	(139,548)	—	(139,548)

Total other comprehensive income (loss)	—	—	—	459,047	(139,548)	—	(2,310,111)	(1,990,612)	205	(1,990,407)

Total comprehensive income (loss) for the year	—	—	—	459,047	(27,732,069)	—	(2,310,111)	(29,583,133)	3,646	(29,579,487)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	—	11,722,188	—	11,722,188
Issue of ordinary shares on exercise of share based awards	116	1,250,609	—	—	—	(832,779)	—	417,946	—	417,946
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	375,845	(375,845)	—	—	—	—
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	—	13,962,983	—	13,962,983

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620,162	620,162
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	614,784	(1,181,334)

Total transactions with owners	221	3,598,451	(525,098)	—	(1,404,780)	10,513,564	(15,493)	12,166,865	614,784	12,781,649

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (continued)

Year ended March 31, 2014

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the year
Profit (Loss) for the year	—	—	—	—	(20,934,330)	—	—	(20,934,330)	28,766	(20,905,564)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,759,509)	(2,759,509)	(8,311)	(2,767,820)
Net change in fair value of available-for-sale financial assets	—	—	—	(985,631)	—	—	—	(985,631)	—	(985,631)
Remeasurement of defined benefit (asset) liability	—	—	—	—	63,999	—	—	63,999	—	63,999

Total other comprehensive income (loss)	—	—	—	(985,631)	63,999	—	(2,759,509)	(3,681,141)	(8,311)	(3,689,452)

Total comprehensive income (loss) for the year	—	—	—	(985,631)	(20,870,331)	—	(2,759,509)	(24,615,471)	20,455	(24,595,016)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151,803	—	11,151,803	—	11,151,803
Issue of ordinary shares on exercise of share based awards	376	11,249,546	—	—	—	(10,932,936)	—	316,986	—	316,986
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	28,491	(28,491)	—	—	—	—
Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,663	73,431,390	—	—	—	—	—	73,433,053	—	73,433,053

Total transactions with owners	2,039	84,680,936	(1,252)	—	28,491	190,376	—	84,900,590	—	84,900,590

Balance as at March 31, 2014	20,836	238,423,499	(526,350)	(955,521)	(81,806,068)	20,092,179	(13,663,555)	161,585,020	714,505	162,299,525

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of cash flows

Year ended March 31, 2014

	For the year ended March 31,
	2012	2013	2014
		(in USD)
Cash flows from operating activities
Profit (Loss) for the year	7,048,356	(27,589,080)	(20,905,564)
Adjustments for:
Depreciation	1,651,252	1,748,153	1,835,647
Amortisation of intangible assets	1,138,902	2,004,590	3,856,498
Loss on disposal of assets held for sale	—	44,766	—
Loss (gain) on disposal of property, plant and equipment	71,446	25,560	(80,520)
Gain on license of software	—	(83,404)	—
Gain on bargain purchase	—	—	(1,168,495)
Net finance costs	2,969,193	741,923	5,333,967
Share of loss of equity-accounted investee	65,957	186,130	171,487
Share based payment	6,894,450	11,667,188	11,096,803
Income tax (benefit) expense	(6,078,146)	8,599,023	78,520
Change in inventories	(2,551,027)	736,545	881,458
Change in trade and other receivables	(8,795,720)	(2,089,017)	(6,414,239)
Change in other current assets	(6,346,230)	(998,922)	(12,830,884)
Change in trade and other payables	18,300,016	20,521,878	7,571,751
Change in employee benefits	123,267	221,858	106,113
Change in deferred revenue	—	(1,886)	3,621,539
Change in other non-current assets	(278,743)	(98,915)	4,475
Change in other liabilities	263,415	(71,011)	4,887,028
Income tax paid	(3,597,454)	(1,969,482)	(2,003,180)

Net cash from (used in) operating activities	10,878,934	13,595,897	(3,957,596)

Cash flows from investing activities
Interest received	928,687	3,431,647	2,539,783
Proceeds from sale of property, plant and equipment	21,265	164,839	170,259
Investment in term deposits (net)	(29,852,568)	(4,274,880)	(59,372,562)
Acquisition of property, plant and equipment	(5,538,589)	(2,890,055)	(2,088,176)
Payment for business acquisition, net of cash acquired	(2,446,455)	(9,643,148)	(2,220,671)
Acquisition of equity-accounted investee	(1,022,913)	(642,000)	—
Acquisition of other investment	(4,845,480)	—	—
Acquisition of intangible assets	(3,468,503)	(4,094,471)	(3,480,558)

Net cash used in investing activities	(46,224,556)	(17,948,068)	(64,451,925)

Cash flows from financing activities
Repurchase of own shares	—	(525,098)	(1,252)
Proceeds from issuance of shares on exercise of share based awards	864,530	417,946	316,986
Direct cost incurred in relation to public offerings	(1,725,428)	—	(2,819,456)
Proceeds from issuance of ordinary shares through public offerings	37,122,648	—	76,475,000
Acquisition of non-controlling interests	—	(792,982)	—
Proceeds from (repayment of) bank loans	(158,486)	109,175	(32,001)
Payment of finance lease liabilities	(63,657)	(120,633)	(33,661)
Interest paid	(806,790)	(482,389)	(1,446,621)

Net cash from (used in) financing activities	35,232,817	(1,393,981)	72,458,995

Increase (decrease) in cash and cash equivalents	(112,805)	(5,746,152)	4,049,474
Cash and cash equivalents at beginning of the year	47,874,344	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(3,963,309)	(2,417,121)	(1,672,656)

Cash and cash equivalents at end of the year	43,798,230	35,634,957	38,011,775

Supplementary information
Additions to property, plant and equipment	31,884	—	—
represented by finance lease obligations

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, U.A.E and Canada. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000,000 and net proceeds of USD 66,671,250 to the Company, and gross proceeds of USD 57,500,000 and net proceeds of USD 55,559,375 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 851,607. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475,000 and net proceeds of USD 7,222,719 to the Company, and additional gross proceeds of USD 11,500,000 and net proceeds of USD 11,111,875 to the Selling Shareholders, after deducting underwriting commissions.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the awards are granted;

•	available-for-sale financial assets are measured at fair value; and

•	deferred consideration assumed in business combinations are measured at fair value.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. The functional currency of the Parent Company and its subsidiaries, Hotel Travel Limited and Hotel Travel (HK) Limited is the U.S. dollar. The functional currency for subsidiaries organized in India, the U.S., Singapore, Malaysia, Thailand, British Isles, Cayman Islands, China, British Virgin Islands, United Arab Emirates, Canada, the Netherlands, Switzerland and Israel are their respective local currencies.

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2)	BASIS OF PREPARATION – (Continued)

(d)	Use of Estimates and Judgements – (Continued)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f) and 18	Useful life of intangible assets

• Note 3(j) and 32	Employee benefit plans

• Note 3(p),16 and 19	Income taxes

• Note 3(k)	Provisions and contingent liabilities

• Note 3(d)	Valuation of derivatives

• Note 3(j) and 33	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(i) and 18	Key assumptions used in discounted cash flow projections

• Note 3(j) and 32	Measurement of defined benefit obligations

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

•	IFRS 10 Consolidated Financial Statements (2011) (Refer (a) below)

•	IFRS 12 Disclosure of Interests in Other Entities

The adoption of this standard does not have any impact on these consolidated financial statements of the Group.

•	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no significant impact on these consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in note 35 - “Financial Instruments” of these consolidated financial statements.

•	Presentation of Items of Other Comprehensive Income (Amendment to IAS 1)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statement of other comprehensive income (loss), to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

•	IAS 19 Employee Benefits (2011)

The Group has adopted Revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of the gains and losses through re-measurement of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through other comprehensive income. Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profit/loss, in the statement of comprehensive income.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Changes in accounting policies – (Continued)

Previously, the actuarial gains and losses were charged or credited to net profit/loss in the statement of profit or loss and other comprehensive income (loss) in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost. The adoption of Revised IAS 19, Employee Benefits, does not have any material impact on these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. As a result of IFRS 10 (2011), the Group has changed its accounting policy with respect to the basis for determining control. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Entities are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account. In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Change in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(a)	Basis of Consolidation – (Continued)

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments

i)	Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

i)	Non-Derivative Financial Assets – (Continued)

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

ii)	Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current and non-current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

iv)	Derivative financial instruments

The Group has an embedded derivative feature in its investment in equity-accounted investees. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other revenue/other operating expenses” in profit or loss.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment – (Continued)

iii)	Depreciation – (Continued)

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years

• Furniture and fixtures	6 years

• Office equipments	7 years

• Motor vehicles	7 years

• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter. Land is not depreciated.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Website Development Cost

Website development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	3-5 years

• Software	5 years

• Customer – related intangible assets	8-10 years

• Contract – related intangible assets	5-6 years

• Marketing – related intangible assets	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment – (Continued)

i)	Financial assets (including receivables) – (Continued)

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other asset, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefit Plans

i)	Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefit Plans – (Continued)

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

In case where the Company purchases airline tickets and assumes inventory risk, income from the sale of such airline tickets is accounted on gross basis as the Group is determined to be the primary obligator in this arrangement.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is net off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(m)	Advertisement and Business Promotion Costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

(n)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Expenses

Finance income comprises interest income on funds invested and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income

a.	Current Tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

b.	Deferred Tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

c.	Tax exposures

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(q)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, current tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

Further, In July 2014, the IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The Standard supersedes all previous versions of IFRS 9. The effective date for companies to adopt IFRS 9 is for annual periods beginning on or after January 1, 2018. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

•	an entity currently has a legally enforceable right to set-off if that right is

•	not contingent on a future event; and

•	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

•	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

•	eliminate or result in insignificant credit and liquidity risk; and

•	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of amendments to IAS 32 and these are not expected to have a material impact on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4)	DETERMINATION OF FAIR VALUES

A number of the group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the group Audit committee.

When measuring the fair value of an asset or a liability, the group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data.(Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire management.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand name acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark / brand name being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of website acquired in a business combination is determined using the replacement cost method.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4)	DETERMINATION OF FAIR VALUES – (Continued)

b)	Intangible Assets – (Continued)

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

c)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

d)	Share Based Payment Transactions

The fair value of the employee share awards is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Separable Embedded Derivative

The fair value of the separable embedded derivative in its investment in equity-accounted investees is measured using the black-scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

g)	Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India) and Hotel Travel Group (HT Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, being the functional currency of MMT India and between the EUR and USD, being the functional currency of HT Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD).

Approximately 2.85% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2014 (March 31, 2013: 3.82% and March 31, 2012: 4.42%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5)	FINANCIAL RISK MANAGEMENT – (Continued)

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in term deposits with bank are for short duration, and therefore do not expose the Company to significant interest rate risk.

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENT

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Commercial Officer, Group Chief Products Officer, Group Chief Technology Officer, Group Chief Business Officer – Holidays, and Group Chief Financial Officer, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS – (Continued)

Information About Reportable Segments:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
	(in USD)
Revenues	76,190,303	60,888,851	66,523,174	116,701,137	164,129,318	184,500,736	3,707,818	3,803,776	4,350,701	196,599,258	228,821,945	255,374,611

Total segment revenue	76,190,303	60,888,851	66,523,174	116,701,137	164,129,318	184,500,736	3,707,818	3,803,776	4,350,701	196,599,258	228,821,945	255,374,611
Service cost	9,939,556	4,119,631	4,471,703	98,474,788	136,537,143	144,507,848	—	—	—	108,414,344	140,656,774	148,979,551

Segment revenue less service cost	66,250,747	56,769,220	62,051,471	18,226,349	27,592,175	39,992,888	3,707,818	3,803,776	4,350,701	88,184,914	88,165,171	106,395,060

Other income										—	—	1,312,299
Personnel expenses										(26,520,745)	(34,520,455)	(37,220,798)
Other operating expenses										(54,868,655)	(67,953,977)	(80,116,006)
Depreciation and amortisation										(2,790,154)	(3,752,743)	(5,692,145)
Finance income										1,987,904	4,197,603	2,441,764
Finance cost										(4,957,097)	(4,939,526)	(7,775,731)
Share of loss of equity-accounted investee										(65,957)	(186,130)	(171,487)

Profit (Loss) before tax										970,210	(18,990,057)	(20,827,044)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS – (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India, the U.S., the Netherlands, Singapore, Malaysia and Thailand. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2012	2013	2014	2013	2014
	(in USD)

India	175,791,993	195,998,581	212,577,192	16,657,561	22,563,959
United States	8,687,610	8,740,772	7,287,044	816,568	645,850
Singapore	12,093,348	17,282,977	11,997,442	3,406,498	3,316,668
Thailand	—	4,023,799	11,150,155	4,749,821	2,889,032
Malaysia	26,307	2,529,756	9,801,865	20,732,980	20,844,562
Netherlands	—	—	1,461,230	—	6,056,174
Mauritius	—	83,404	—	83,404	75,083,404
Others	—	162,656	1,099,683	3,598	3,942

Total	196,599,258	228,821,945	255,374,611	46,450,430	131,403,591

*	Non-current assets presented above do not include investment in equity-accounted investee, other investments and derivatives instruments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a)	Acquisition of Luxury Tours & Travel Pte Ltd.

On May 9, 2011, MakeMyTrip Limited (MMYT) acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. As per the terms of the acquisition with sellers, the purchase consideration is comprised of:

(in USD)
Cash consideration	3,228,670
Net working capital adjustment	(302,278)

Total purchase price	2,926,392

Through this acquisition, MMYT intends to build a position of strength in the Southeast Asia region through strong relationships with local hotels. With the stronger local presence, the Company would be able to deliver greater value and enhanced customer service to its customers. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of Luxury Tours & Travel Pte Ltd – (Continued)

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of LTT were recorded at fair value at the date of acquisition. The Company completed its evaluation of certain assets and liabilities during the quarter ended March 31, 2012, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 5,039 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	195,294
Intangible assets	854,319
Current assets and liabilities, net	(302,278)
Loans and borrowings	(267,446)
Deferred tax liabilities	(94,681)

Total identifiable net assets assumed	385,208
Non-controlling interest	(79,487)
Goodwill	2,620,671

Total purchase price	2,926,392

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired included trade receivable with a fair value of USD 1,129,126.

MMYT further invested USD 812,062 during the fiscal year ended March 31, 2012 for the subscription of 49,603 new equity shares issued by LTT increasing its ownership from 79.36% to 82.78%. Further, in August 2012, MMYT acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. (Also refer Note 26).

b)	Acquisition of Hotel Travel Group

On November 6, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has operating history of over a decade. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a total initial consideration payable to the Promoters of the HT Group of USD 25 million, subject to a balance sheet adjustment.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7)	BUSINESS COMBINATIONS – (Continued)

b)	Acquisition of Hotel Travel Group – (Continued)

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred	(in USD)

Cash	10,000,000
Equity instruments (209,050 ordinary shares)	2,347,947
Deferred consideration	4,418,248

16,766,195

Equity instruments issued

MMYT agreed to pay the selling shareholders USD 5 million in the form of equity shares of MMYT. MMYT made payment of USD 3.3 million after making adjustment for a portion of estimated balance sheet adjustment on the date of acquisition in the form of equity shares of MMYT. The fair value of the ordinary shares issued was based on the market share price of the Company on November 6, 2012 and after making adjustment for certain selling restrictions.

Deferred consideration

MMYT also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10 million in the form of variable number of equity shares of MMYT subject to final balance sheet adjustment. MMYT included USD 4,418,248 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration has increased to USD 5,314,042.

Earn-out consideration

Further, two of the selling shareholders of the HT Group continued in employment with the HT Group in key capacities, and were eligible for additional earn outs and incentives over a three-four years period ending December 2015/December 2016 based on HT Group meeting certain revenue and EBIDTA targets. The additional earn out payment may range from NIL to USD 35 million and are payable partly in cash and partly in the form of equity shares of MMYT. These amounts will be recorded as compensation cost over the earn-out period.

During the quarter ended December 31, 2013, due to a change in the probability of achievement of the earn-out targets, the compensation cost of USD 660,383 recorded till September 30, 2013 was reversed. Also, subsequently in January 2014, the services of the two selling shareholders were terminated in accordance with the non-performance clause as per the share purchase agreement.

Through this acquisition, MMYT intends to further strengthen its presence in hotel and holidays segment in India and South East Asia. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of HT Group have been consolidated in the financial statements of the Group from November 6, 2012. In the year ended March 31, 2013, HT Group contributed revenue of USD 2,183,225 and loss of USD 2,601,814 to the Group’s result.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7)	BUSINESS COMBINATIONS – (Continued)

b)	Acquisition of Hotel Travel Group – (Continued)

If the acquisition had occurred on April 1, 2012, management estimates that consolidated revenue would have been USD 232,664,632 and consolidated loss for the year ended March 31, 2013 would have been USD 29,183,264. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of HT Group were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended December 31, 2013, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 78,755 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	1,597,710
Intangible assets	11,892,182
Current assets and liabilities, net	(6,301,390)
Loans and borrowings	(47,328)

Total identifiable net assets assumed	7,141,174
Goodwill	9,625,021

Total purchase price	16,766,195

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 533,227.

c)	Acquisition of majority interest in ITC Group

On November 26, 2012, MMYT acquired majority equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region. The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and for USD 1 million for the subscription of new shares in the ITC Group.

As per the terms of acquisition with sellers, the purchase consideration is comprised of the following:

(in USD)
Cash consideration	3,200,000
Net working capital adjustment	(1,249,502)

Total purchase price	1,950,498

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7)	BUSINESS COMBINATIONS – (Continued)

c)	Acquisition of majority interest in ITC Group – (Continued)

Through this acquisition, MMYT will further expand its presence in Thailand, a key market for its outbound holiday’s business, by establishing more direct hotel relationships in the country. MMYT believes that these developments are positioning travel and tourism to Thailand for strong growth by making travel to the country easily accessible and affordable to the middle class in India. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The operations of ITC Group have been consolidated in the financial statements of the Group from November 26, 2012. In the year ended March 31, 2013, ITC Group contributed revenue of USD 4,023,799 and profit of USD 224,360 to the Group’s result.

If the acquisition had occurred on April 1, 2012, management estimates that consolidated revenue would have been USD 234,418,721 and consolidated loss for the year ended March 31, 2013 would have been USD 28,394,683. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ITC Group were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended December 31, 2013, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in no adjustment to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	83,185
Intangible assets	1,760,000
Current assets and liabilities, net	(59,253)
Loans and borrowings	(113,495)
Deferred tax liabilities	(404,800)

Total identifiable net assets assumed	1,265,637
Non-controlling interest	(620,162)
Goodwill	1,305,023

Total purchase price	1,950,498

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 3,560,916.

MMYT will also acquire the remaining shares of ITC Group from the existing shareholder (promoter) in cash four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of promoter. The financial liability in respect of acquisition of these shares has been recognised by debiting equity and disclosed under “Other non-current liabilities” as per present access method of USD 1,801,496, which represents its fair value as at the acquisition date.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7)	BUSINESS COMBINATIONS – (Continued)

c)	Acquisition of majority interest in ITC Group – (Continued)

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services till December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013 and 2014.

d)	Acquisition of Easytobook (ETB) Group

On February 06, 2014, MMYT acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”). ETB Group primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The ETB Group has unique front-end web design capabilities and has developed proprietary technologies for powering affiliate travel websites as well as dynamic shopping of various travel products. The ETB Group is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel.

The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for purchase consideration of USD 4,411,275. The total purchase price of the acquisition, net of USD 1,032,237 of cash acquired is USD 3,379,038.

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred	(in USD)

Cash	3,252,908
Deferred consideration	1,158,367

4,411,275

Deferred consideration

MMYT has also agreed to pay additional consideration in three tranches over a three year period ending January 2017. MMYT has included USD 1,158,367 as deferred consideration related to the additional consideration, which represents its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration has increased to USD 1,202,418.

The acquisition of ETB Group is expected to further strengthen the existing travel technology stack of the Group and to enhance the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians, and vice versa. The excess of the fair value of assets acquired over the purchase consideration has been accounted for as bargain purchase gain in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014 (refer note 11).

The operations of ETB Group have been consolidated in the financial statements of the Group from February 06, 2014. In the year ended March 31, 2014, ETB Group contributed revenue of USD 1,461,230 and loss of USD 889,872 to the Group’s result.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7)	BUSINESS COMBINATIONS – (Continued)

d)	Acquisition of Easytobook (ETB) Group – (Continued)

If the acquisition had occurred on April 1, 2013, management estimates that consolidated revenue would have been USD 267,862,006 and consolidated loss for the year ended March 31, 2014 would have been USD 24,800,321. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ETB Group were recorded at fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in USD)
Property, plant and equipment	141,430
Intangible assets	5,730,271
Current assets and liabilities, net	(291,931)

Total identifiable net assets assumed	5,579,770
Gain on bargain purchase	(1,168,495)

Total purchase price	4,411,275

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,596,293.

The Group incurred acquisition related costs of USD 134,416 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 59,788.

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642,000, paid in cash.

Summary financial information for equity accounted investee is as follows:

As at March 31				For the period November 27,	For the Year Ended March 31
2013		2014		2011 to March 31, 2012	2013	2014
Total Assets	Total liabilities	Total assets	Total liabilities	Loss
(in USD)				(in USD)
813,929	264,901	486,435	439,810	230,861	593,183	447,323

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9)	OTHER INVESTMENTS

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of USD 4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 20,155.

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 35.

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Advertising revenue	909,851	1,190,225	878,830
Facilitation fee	666,756	775,542	1,907,786
Commission on rail and bus reservation	1,530,762	1,230,689	1,090,210
Miscellaneous	600,449	607,320	473,875

Total	3,707,818	3,803,776	4,350,701

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Gain on bargain purchase (refer note 7(d))	—	—	1,168,495
Gain on disposal of property, plant and equipment	—	—	143,804

Total	—	—	1,312,299

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Wages, salaries and other short term employees benefits	16,902,901	19,362,165	22,973,472
Contributions to defined contribution plans	955,497	1,181,632	1,192,884
Expenses related to defined benefit plans	147,156	161,370	201,258
Equity settled share based payments	6,894,450	11,667,188	11,096,803
Employee welfare expenses	1,620,741	2,148,100	1,756,381

Total	26,520,745	34,520,455	37,220,798

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Traveling and conveyance	2,912,341	3,349,350	2,417,115
Advertising and business promotion	16,984,856	19,690,015	27,884,856
Communication	2,507,847	2,744,018	2,888,732
Repairs and maintenance	1,293,159	1,667,478	1,770,035
Rent	2,079,183	2,624,313	2,857,370
Legal and professional	1,943,940	3,116,076	2,889,022
Payment gateway and other charges	13,002,068	15,204,413	17,766,147
Website hosting charges	470,267	1,281,188	1,174,782
Net loss on disposal of property, plant and equipment	71,446	25,560	63,284
Loss on disposal of assets held for sale	—	44,766	—
Outsourcing fees	9,529,507	13,587,174	13,178,402
Miscellaneous expenses	4,074,041	4,619,626	7,226,261

Total	54,868,655	67,953,977	80,116,006

14)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Depreciation	1,651,252	1,748,153	1,835,647
Amortization	1,138,902	2,004,590	3,856,498

Total	2,790,154	3,752,743	5,692,145

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Recognized in profit or loss
Interest income on term deposits	1,776,938	3,696,874	1,874,681
Net foreign exchange gain	—	639	—
Change in fair value of financial liability	—	262,497	—
Other interest income	210,966	86,861	567,083
Net gain on change in fair value of derivative financial instrument	—	150,732	—

Finance income	1,987,904	4,197,603	2,441,764

Interest expense on financial liabilities measured at amortised cost	451,438	136,622	148,836
Change in fair value of financial liability	—	417,223	1,082,962
Cost related to public offerings	879,994	—	390,690
Net foreign exchange loss	2,257,833	1,943,401	2,695,922
Impairment loss on trade and other receivables	833,994	2,072,126	1,990,362
Net loss on change in fair value of derivative financial instrument	65,825	—	203,651
Finance and other charges	468,013	370,154	1,263,308

Finance costs	4,957,097	4,939,526	7,775,731

Net finance cost recognized in profit or loss	(2,969,193)	(741,923)	(5,333,967)

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2012	2013	2014
	(in USD)
Current tax expense
Current period	(859,053)	(143,319)	(184,868)

Current tax expense	(859,053)	(143,319)	(184,868)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	(357,713)	3,975,042	1,159,279
Change in unrecognized deductible temporary differences	1,866,436	(8,928,668)	(1,104,266)
Utilization of previously unrecognised tax losses	3,183,905	45,240	51,335
Recognition of previously unrecognized tax losses	2,244,571	—	—
Reversal of previously recognized tax losses	—	(3,547,318)	—

Deferred tax benefit (expense)	6,937,199	(8,455,704)	106,348

Total income tax benefit (expense)	6,078,146	(8,599,023)	(78,520)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2012			2013			2014
	Tax			Tax			Tax
Particulars	(expense)			(expense)			(expense)
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
	(in USD)
Foreign currency translation differences on foreign operations	(7,421,044)	—	(7,421,044)	(2,309,906)	—	(2,309,906)	(2,767,820)	—	(2,767,820)
Net change in fair value of available-for-sale financial assets	(428,937)	—	(428,937)	459,047	—	459,047	(985,631)	—	(985,631)

Remeasurement of defined benefit (asset) liability	23,223	(7,535)	15,688	(125,748)	(13,800)	(139,548)	63,999	—	63,999

Total	(7,826,758)	(7,535)	(7,834,293)	(1,976,607)	(13,800)	(1,990,407)	(3,689,452)	—	(3,689,452)

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2012		2013		2014
	(in USD)
Profit (Loss) for the year		7,048,356		(27,589,080)		(20,905,564)
Income tax benefit (expense)		6,078,146		(8,599,023)		(78,520)

Profit (Loss) before tax		970,210		(18,990,057)		(20,827,044)

Income tax benefit (expense) using the Company’s domestic tax rate	15.00%	(145,532)	15.00%	2,848,509	15.00%	3,124,057
Effect of tax rates in foreign jurisdictions	70.26%	(681,685)	11.49%	2,181,437	5.53%	1,150,985
Non deductible expenses	37.08%	(359,763)	1.08%	(205,137)	1.27%	(263,870)
Tax exempt income	1.87%	18,182	0.62%	118,654	0.18%	36,661
Recognition of previously unrecognized tax losses	231.35%	2,244,571	0.00%	—	0.00%	—
Utilization of previously unrecognised tax losses	328.17%	3,183,905	0.24%	45,240	0.25%	51,335
Reversal of previously recognized tax losses	0.00%	—	18.68%	(3,547,318)	0.00%	—
Current year losses for which no deferred tax asset was recognized	8.32%	(80,714)	5.84%	(1,108,349)	14.74%	(3,069,282)
Change in unrecognised temporary differences	192.37%	1,866,436	47.02%	(8,928,668)	5.30%	(1,104,266)
Others	3.38%	32,746	0.02%	(3,391)	0.02%	(4,140)

		6,078,146		(8,599,023)		(78,520)

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17)	PROPERTY, PLANT AND EQUIPMENT

				Furniture	Office	Motor	Leasehold	Diesel	Capital Work
Particulars	Land	Building	Computers	and Fixtures	Equipment	Vehicles	Improvements	Generator Sets	in Progress	Total
	(In USD)
Cost
Balance as at April 1, 2012	—	—	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	—	10,661,233
Acquisitions through business combinations	906,406	522,411	43,654	—	98,857	89,890	19,677	—	—	1,680,895
Additions	—	—	1,831,770	5,969	68,760	213,069	453,891	3,032	—	2,576,491
Disposals	—	—	(19,944)	(69,351)	(85,322)	(204,526)	(46,816)	—	—	(425,959)
Effect of movements in foreign exchange rates	47,378	27,307	(225,095)	(22,187)	(39,132)	(10,174)	(168,845)	(524)	—	(391,272)

Balance as at March 31, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	—	14,101,388

Balance as at April 1, 2013	953,784	549,718	6,573,274	407,320	1,088,937	606,566	3,908,117	13,672	—	14,101,388
Acquisitions through business combinations	—	—	124,600	7,129	1,820	—	7,881	—	—	141,430
Additions	—	20,398	1,364,108	42,764	178,688	209,160	162,539	—	17,318	1,994,975
Disposals	—	—	(13,011)	(2,197)	(10,127)	(43,371)	(137,549)	(2,734)	—	(208,989)
Effect of movements in foreign exchange rates	(94,951)	(55,401)	(569,049)	(36,210)	(92,588)	(56,191)	(343,927)	(1,238)	—	(1,249,555)

Balance as at March 31, 2014	858,833	514,715	7,479,922	418,806	1,166,730	716,164	3,597,061	9,700	17,318	14,779,249

Depreciation and impairment loss
Balance as at April 1, 2012	—	—	2,111,595	368,141	559,150	172,296	383,083	2,595	—	3,596,860
Depreciation for the year	—	16,603	962,292	66,090	141,008	83,343	477,171	1,646	—	1,748,153
Disposals	—	—	(14,652)	(63,207)	(77,221)	(58,856)	(27,612)	—	—	(241,548)
Effect of movements in foreign exchange rates	—	508	(141,890)	(17,154)	(23,375)	(6,074)	(17,795)	(123)	—	(205,903)

Balance as at March 31, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	—	4,897,562

Balance as at April 1, 2013	—	17,111	2,917,345	353,870	599,562	190,709	814,847	4,118	—	4,897,562
Depreciation for the year	—	43,182	1,069,596	32,582	138,286	91,294	459,342	1,365	—	1,835,647
Disposals	—	—	(12,229)	(989)	(6,053)	(15,240)	(84,134)	(605)	—	(119,250)
Effect of movements in foreign exchange rates	—	(4,280)	(252,644)	(26,927)	(9,015)	(14,144)	(59,982)	(358)	—	(367,350)

Balance as at March 31, 2014	—	56,013	3,722,068	358,536	722,780	252,619	1,130,073	4,520	—	6,246,609

Carrying amounts
As at April 1, 2012	—	—	2,831,294	124,748	486,624	346,011	3,267,127	8,569	—	7,064,373

As at March 31, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	—	9,203,826

As at April 1, 2013	953,784	532,607	3,655,929	53,450	489,375	415,857	3,093,270	9,554	—	9,203,826

Balance as at March 31, 2014	858,833	458,702	3,757,854	60,270	443,950	463,545	2,466,988	5,180	17,318	8,532,640

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18)	INTANGIBLE ASSETS

					Website
Particulars		Customer	Non-	Brand /	Development		Capital work in
	Goodwill	Relationship	Compete	Trade Mark	Cost	Software	progress	Total
	(in USD)
Cost
Balance as at April 1, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200
Acquisitions through business combinations	10,851,289	1,200,000	310,000	8,300,000	3,830,000	12,182	—	24,503,471
Additions	—	—	—	—	2,110,967	783,759	1,508,509	4,403,235
Disposals	—	—	—	—	—	(156,174)	—	(156,174)
Effect of movements in foreign exchange rates	35,189	1,951	2,276	3,251	(163,095)	(121,390)	(99,009)	(340,827)

Balance as at March 31, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905

Balance as at April 1, 2013	13,468,995	1,345,126	479,314	8,541,876	9,213,944	3,576,236	3,488,414	40,113,905
Acquisitions through business combinations	—	—	—	2,720,926	2,560,392	—	448,953	5,730,271
Additions/Adjustment	78,755	—	—	—	2,359,868	2,316,481	(1,695,568)	3,059,536
Effect of movements in foreign exchange rates	(38,061)	(2,110)	(2,462)	26,157	(428,975)	(259,920)	(323,283)	(1,028,654)

Balance as at March 31, 2014	13,509,689	1,343,016	476,852	11,288,959	13,705,229	5,632,797	1,918,516	47,875,058

Amortization
Balance as at April 1, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797
Amortization for the year	—	87,335	33,793	450,388	859,965	573,109	—	2,004,590
Disposals	—	—	—	—	—	(83,521)	—	(83,521)
Effect of movements in foreign exchange rates	—	205	477	341	(100,771)	(49,230)	—	(148,978)

Balance as at March 31, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888

Balance as at April 1, 2013	—	100,357	64,177	472,091	2,905,522	1,584,741	—	5,126,888
Amortization for the year	—	215,965	36,080	1,136,737	1,729,745	737,971	—	3,856,498
Effect of movements in foreign exchange rates	—	(396)	(925)	(661)	(222,813)	(124,075)	—	(348,870)

Balance as at March 31, 2014	—	315,926	99,332	1,608,167	4,412,454	2,198,637	—	8,634,516

Carrying amounts
As at April 1, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

As at March 31, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

As at April 1, 2013	13,468,995	1,244,769	415,137	8,069,785	6,308,422	1,991,495	3,488,414	34,987,017

Balance as at March 31, 2014	13,509,689	1,027,090	377,520	9,680,792	9,292,775	3,434,160	1,918,516	39,240,542

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18)	INTANGIBLE ASSETS – (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2013 has been allocated to respective acquired subsidiaries level. The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to eight years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumption as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2013	2014
Discount rate	18 - 22%	19 - 22%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EDITDA margin	12 - 25%	14 - 36%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2014 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2013	2014
	(in USD)
Deductible temporary differences	7,775,513	8,362,827
Minimum alternate tax	820,045	820,045
Tax loss carry forwards	5,373,120	8,592,634

Total	13,968,678	17,775,506

Deferred tax assets of USD 8,892,842 had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits had incurred losses in the financial year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, the management had recorded impairment of deferred tax asset of USD 8,455,704 in the financial year ended March 31, 2013. The impairment had no impact on the Company’s ability to utilize carry forwards losses or tax assets in the future. During the year ended March 31, 2014, the Company did not recognize deferred tax asset on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. The above tax losses expire at various dates ranging from 2015 to 2029.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19)	TAX ASSETS AND LIABILITIES – (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
Particulars	Assets		Liabilities		Net
	2013	2014	2013	2014	2013	2014
	(in USD)
Property, plant and equipment	—	—	(372,822)	(386,977)	(372,822)	(386,977)
Intangible assets	—	—	(808,350)	(2,340,250)	(808,350)	(2,340,250)
Tax loss carry forwards	797,728	2,450,131	—	—	797,728	2,450,131

Deferred tax assets/(liabilities)	797,728	2,450,131	(1,181,172)	(2,727,227)	(383,444)	(277,096)
Set off	(797,728)	(2,450,131)	797,728	2,450,131	—	—

Net deferred tax assets/(liabilities)	—	—	(383,444)	(277,096)	(383,444)	(277,096)

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2012	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2013	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2014
	(in USD)
Property, plant and equipment	(125,942)	(253,111)	—	6,231	(372,822)	(46,796)	—	32,641	(386,977)
Intangible assets	(293,411)	(119,091)	—	(395,848)	(808,350)	(1,561,024)	—	29,124	(2,340,250)
Trade and other receivables	349,526	(333,726)	—	(15,800)	—	—	—	—	—
Other current assets	167,246	(159,686)	—	(7,560)	—	—	—	—	—
Employee benefits	221,215	(197,415)	(13,800)	(10,000)	—	—	—	—	—
Other non-current liabilities	89,136	(85,107)	—	(4,029)	—	—	—	—
Minimum alternate tax	930,428	(888,370)	—	(42,058)	—	—	—	—	—
Tax loss carry forwards	4,559,694	(3,559,628)	—	(202,338)	797,728	1,714,168	—	(61,765)	2,450,131
Share based payments	2,580,788	(2,464,129)	—	(116,659)	—	—	—	—	—
Others	414,162	(395,441)	—	(18,721)	—	—	—	—	—

Total	8,892,842	(8,455,704)	(13,800)	(806,782)	(383,444)	106,348	—	—	(277,096)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2013	2014
	(in USD)
Trade receivables, net	20,776,165	23,637,589
Due from employees	222,738	144,131
Security deposits	3,459,922	4,181,343
Interest accrued on term deposits	1,652,568	1,392,588

Total	26,111,393	29,355,651

Non-current	820,951	982,585
Current	25,290,442	28,373,066

Total	26,111,393	29,355,651

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2013	2014
	(in USD)
Cash in hand	196,510	291,026
Credit card collection in hand	14,746,984	15,104,661
Bank balances	14,311,848	21,574,954
Term deposits	7,246,136	1,041,134

Cash and cash equivalents	36,501,478	38,011,775
Bank overdrafts used for cash management purposes	866,521	—

Cash and cash equivalents in the statement of cash flows	35,634,957	38,011,775

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 35.

22)	TERM DEPOSITS

	As at March 31
Particulars	2013	2014
	(in USD)
Term deposits	48,114,962	105,169,847

Total	48,114,962	105,169,847

Non-current	911,245	75,656,254
Current	47,203,717	29,513,593

Total	48,114,962	105,169,847

As of March 31, 2014, term deposits includes USD 595,225 (March 31, 2013: USD 801,960) against which mainly letter of credit has been issued to various airlines.

As of March 31, 2014, term deposits includes USD 8,994,698 (March 31, 2013: USD 21,990,019) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2013	2014
	(in USD)
Advance to vendors	20,776,327	31,951,731
Prepaid expenses	1,532,860	1,631,939
Prepaid lease rentals	93,843	90,861
Other assets	1,256,185	1,064,999

Total	23,659,215	34,739,530

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2013	2014
	(in USD)
Prepaid lease rentals	527,391	476,326

Total	527,391	476,326

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2012	37,159,605	18,576	150,144,112
Own shares acquired	(40,142)	—	—
Shares issued during the year on exercise of share based awards	233,503	116	1,250,609
Issue of ordinary shares related to business combination	209,050	105	2,347,842

Balance as at March 31, 2013	37,562,016	18,797	153,742,563

Balance as at April 1, 2013	37,562,016	18,797	153,742,563
Issue of ordinary shares through follow-on public offering, net of issuance costs	3,325,000	1,663	73,431,390
Own shares acquired	(100)	—	—
Shares issued during the year on exercise of share based awards	751,183	376	11,249,546

Balance as at March 31, 2014	41,638,099	20,836	238,423,499

*	Par value of USD 0.0005 per share

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The underwriters also exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25)	CAPITAL AND RESERVES – (Continued)

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525,098, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1,252, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000,000 and net proceeds of USD 66,671,250 to the Company, and gross proceeds of USD 57,500,000 and net proceeds of USD 55,559,375 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 851,607. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475,000 and net proceeds of USD 7,222,719 to the Company, and additional gross proceeds of USD 11,500,000 and net proceeds of USD 11,111,875 to the Selling Shareholders, after deducting underwriting commissions.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, the Netherlands, Thailand, U.A.E, Israel, Canada and China subsidiaries.

26)	ACQUISITION OF NON-CONTROLLING INTERESTS

In February 2012, the Group acquired an additional 3.42% interest in its Singapore subsidiary (Luxury Tours & Travel Pte Ltd) through subscription of new equity shares issued by the subsidiary for USD 812,062 in cash, increasing its ownership from 79.36% to 82.78%. The Group recognised an increase in non-controlling interest of USD 148,425 and an increase in accumulated deficit of USD 148,425. Further, in August 2012, the Group acquired the remaining shares held by a shareholder of LTT for USD 792,982 in cash, increasing its ownership to 100%. The Group recognized a decrease in non-controlling interest of USD 5,378, an increase in accumulated deficit of USD 20,871 and a decrease in translation reserve of USD 15,493.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2012, 2013 and 2014:

	For the Year Ended March 31
Particulars	2012	2013	2014
Earnings (Loss) attributable to ordinary shareholders (USD)	7,183,935	(27,592,521)	(20,934,330)

Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	36,682,240	37,315,434	37,832,246
Dilutive effect of share based awards (Nos.)	1,551,830	—	—

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	38,234,070	37,315,434	37,832,246

Earnings (Loss) per share (USD)
Basic	0.20	(0.74)	(0.55)
Diluted	0.19	(0.74)	(0.55)

As at March 31, 2014, 2,659,852 (March, 2013: 1,753,701 and March 2012: Nil) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 35.

	As at March 31
Particulars	2013	2014
	(in USD)
Non-current liabilities
Finance lease liabilities	55,765	24,369
Secured bank loans	228,668	178,739

Non-current portion of loans and borrowings	284,433	203,108

	As at March 31
Particulars	2013	2014
	(in USD)
Current liabilities
Current portion of secured bank loans	108,310	96,422
Current portion of finance lease liabilities	27,149	18,583

Current portion of loans and borrowings	135,459	115,005

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS – (Continued)

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31,		As at March 31,
				2013		2014
			Year of	Original	Carrying	Original	Carrying
Particulars	Currency	Interest rate	maturity	value	amount	value	amount
				(in USD)
Secured bank loans	INR	9% - 13%	2014 - 2020	357,729	251,230	378,913	227,660
Finance lease liabilities	SGD	3.70%	2014	32,250	16,124	—	—
Secured bank loans	THB	7.25%	2015	170,853	85,748	153,844	47,501
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	91,010	66,790	81,950	42,952

The bank loans are secured over motor vehicles with a carrying amount of USD 280,866 as at March 31, 2014 (March 31, 2013: USD 293,291).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 57,603 as at March 31, 2014 (March 31, 2013: USD 89,630).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2013			As at March 31, 2014
			Present			Present
	Future		value of	Future		value of
Particulars	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
(in USD)
Less than one year	32,223	5,074	27,149	21,208	2,625	18,583
Between one and five years	60,916	5,151	55,765	25,837	1,468	24,369
More than five years	—	—	—	—	—	—

Total	93,139	10,225	82,914	47,045	4,093	42,952

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 19,227,393 as at March 31, 2014 (March 31, 2013: USD 21,705,236). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2014 (March 31, 2013: USD 866,521) (refer note 21).

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2013	2014
	(in USD)
Statutory liabilities	1,782,279	6,428,045
Deferred rent liabilities	29,984	57,822
Deferred consideration	699,425	1,178,348
Other liabilities	—	743,867

Total	2,511,688	8,408,082

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2013	2014
	(in USD)
Deferred rent liabilities	674,130	691,184
Deferred consideration	4,180,436	5,338,112
Other liabilities	1,949,645	1,638,370

Total	6,804,211	7,667,666

31)	DEFERRED REVENUE

	As at March 31
Particulars	2013	2014
	(in USD)
Global Distribution System provider	—	2,801,515
Loyality programme	37,901	888,316

Total	37,901	3,689,831

Non-current	—	2,353,593
Current	37,901	1,336,238

Total	37,901	3,689,831

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, World span, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as air ticketing revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold over the term of the agreement and the balance amount is recognized as deferred revenue.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2013	2014
	(in USD)
Defined benefit plan	693,276	672,792
Other long term employee benefit (liability for compensated absences)	317,017	290,384

Total	1,010,293	963,176

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiary is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2013	2014
	(in USD)
Present value of unfunded obligations	693,276	672,792

Total	693,276	672,792

Movement in the Present Value of the Defined Benefit Obligation

	As at March 31
Particulars	2013	2014
	(in USD)
Defined benefit obligation at the beginning of the year	481,313	693,276
Current service cost	124,972	155,035
Interest cost	36,398	46,223
Acturial (gains) losses arising from:
- financial assumptions	10,730	(28,363)
- experience adjustment	115,018	(35,636)
Benefits paid	(52,401)	(96,620)
Effects of movement in exchange rate	(22,754)	(61,123)

Defined benefit obligations at the end of the year	693,276	672,792

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Current service costs	114,678	124,972	155,035
Interest on obligation	32,478	36,398	46,223

Total	147,156	161,370	201,258

The expense is recognised in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	EMPLOYEE BENEFIT PLANS – (Continued)

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2012	2013	2014
		(in USD)
Recognised during the year	23,223	(125,748)	63,999

Total	23,223	(125,748)	63,999

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2013	2014
Discount rate (per annum)	8.00%	9.10%
Future salary increases (per annum)	10.00%	10.00%
Retirement age	58	58
Withdrawal rates	25.00%	25.00%
Weighted average duration of defined benefit obligation	5 years	5 years

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant acturial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	Positive (USD)	Negative (USD)
Discount rate (1% movement)	(24,093)	25,932
Future salary growth (1% movement)	22,872	(21,986)
Withdrawal rate (1% movement)	(49,490)	(57,816)

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

33)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates. There were nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under the MakeMyTrip.com Equity Option Plan (“MMT ESOP plan”). There have been no further issues of stock options under this plan.

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2012, 2013 and 2014.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	For the Year Ended March 31
	2012	2012	2013	2013	2014	2014
Outstanding at beginning of the year	1.59	1,510,187	1.59	913,221	1.49	691,127
Forfeited and expired during the year	1.05	(86,000)	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.69	(510,966)	1.88	(222,094)	1.49	(212,209)
Outstanding at the end of the year	1.59	913,221	1.49	691,127	1.49	478,918
Exercisable at the end of the year	1.70	823,221	1.56	646,127	1.49	478,918

The options outstanding at March 31, 2014 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2013: USD 0.4875 to USD 5.3940 and March 31, 2012: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 3 years and 4 months (March 31, 2013: 8 months and March 31, 2012: 1 years and 8 months).

During the year ended March 31, 2014, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to USD 29,035 (March 31, 2013: USD 80,934 and March 31, 2012: USD (25,082)).

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

33)	SHARE BASED PAYMENT – (Continued)

c)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012, 2013 and 2014, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years

Total RSU	2,656,243

Note:

1.	Of the RSU granted during the year ended March 31, 2014:

•	1,132 (March 31, 2013: Nil and March 31, 2012: 75,832) RSUs have 25% graded vesting each six months over a 2 year period.

•	438,801 (March 31, 2013: 572,349 and March 31, 2012: 724,975) RSUs have 33.33% graded vesting each year over a 3 year period.

•	364,039 (March 31, 2013: 273,802 and March 31, 2012: 174,450) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	24,418 (March 31, 2013: 4,009 and March 31, 2012: 2,436) RSUs were fully vested on the grant date.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Awards	Weighted Average Exercise Price (USD)	Number of Awards	Weighted Average Exercise Price (USD)	Number of Awards
	For the Year Ended March 31
	2012	2012	2013	2013	2014	2014
Outstanding at April 1	—	—	0.0005	955,404	0.0005	1,742,604
Granted during the year	0.0005	977,693	0.0005	850,160	0.0005	828,390
Forfeited and expired during the year	0.0005	(20,066)	0.0005	(51,551)	0.0005	(159,090)
Exercised during the year	0.0005	(2,223)	0.0005	(11,409)	0.0005	(538,974)
Outstanding at March 31	0.0005	955,404	0.0005	1,742,604	0.0005	1,872,930
Exercisable at March 31	0.0005	15,146	0.0005	292,716	0.0005	275,261

The RSU outstanding at March 31, 2014 have an exercise price of USD 0.0005 (March 31, 2013: USD 0.0005 and March 31, 2012: USD 0.0005) and a weighted average contractual life of 5.0 years (March 31, 2013: 5.1 years and March 31, 2012: 5.7 years).

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

33)	SHARE BASED PAYMENT – (Continued)

c)	Share Incentive Plan – (Continued)

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSUs granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of comparable companies. The inputs used in the measurement of the fair values of the RSUs at the date of grant are summarized below:

For the Year Ended March 31
	2012	2013	2014
Fair value of RSUs and assumptions
Share price (USD)	19.29 – 25.01	12.44 – 22.97	13.90 – 19.26
Exercise price (USD)	0.0005	0.0005	0.0005
Expected volatility	42.2% – 54.0%	38.2% – 52.4%	37.1% – 49.3%
Expected term	2.5 – 6 years	2.5 – 6 years	2.5 – 6 years
Expected dividends	—	—	—
Risk-free interest rate	0.23% – 2.15%	0.29% – 1.32%	0.35% – 2.10%

During the year ended March 31, 2014, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD 11,359,705 (March 31, 2013: USD 11,294,316 and March 31, 2012: USD 6,919,532) for the RSUs granted under the share incentive plan.

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2013	2014
	(in USD)
Other trade payables	47,083,699	36,129,190
Accrued expenses	11,660,143	16,327,624
Advance from customers	21,848,399	33,756,713

Total	80,592,241	86,213,527

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 35.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2013	2014
	(in USD)
Trade and other receivables	26,111,393	29,355,651
Other assets	1,256,185	1,064,999
Term deposits	48,114,962	105,169,847
Cash and cash equivalents (except cash in hand)	36,304,968	37,720,749

Total	111,787,508	173,311,246

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2013	2014
	(in USD)
India	18,585,268	19,027,850
Others	7,526,125	10,327,801

Total	26,111,393	29,355,651

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2013	2014
	(in USD)
Airlines	9,222,904	9,589,124
Retail customers	6,221,066	9,940,332
Corporate customers	4,649,209	3,837,402
Deposit with hotels and others	3,459,922	4,181,343
Term deposits with bank	48,114,962	105,169,847
Others	2,558,292	1,807,450

Total	74,226,355	134,525,498

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2013		2014
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)
Not past due	65,209,117	—	130,685,693	—
Past due 0-30 days	2,905,557	—	2,130,581	—
Past due 30-120 days	5,954,368	—	965,586	—
More than 120 days	2,377,597	2,220,284	2,365,751	1,622,113

Total	76,446,639	2,220,284	136,147,611	1,622,113

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2013	2014
	(in USD)
Balance at the beginning of the year	1,077,286	2,220,284
Provision for doubtful debts	1,387,780	1,472,944
Amounts written off against the allowance	(193,134)	(1,706,093)
Effects of movement in exchange rate	(51,648)	(365,022)
Balance at the end of the year	2,220,284	1,622,113

Allowance for doubtful debts mainly represents amount due from airlines, global distribution system providers and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2013

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	82,914	(93,139)	(16,111)	(16,112)	(32,222)	(28,694)	—
Secured bank loans	336,978	(398,867)	(68,640)	(68,142)	(117,104)	(144,981)	—
Trade and other payables	58,743,842	(58,743,842)	(58,743,842)	—	—	—	—
Other liabilities	8,611,785	(11,454,548)	(1,782,279)	(768,906)	(768,628)	(8,134,735)	—
Bank overdraft	866,521	(866,521)	(866,521)	—	—	—	—

Total	68,642,040	(71,556,917)	(61,477,393)	(853,160)	(917,954)	(8,308,410)	—

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2014

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	(in USD)
Finance lease liabilities	42,952	(47,045)	(10,604)	(10,604)	(17,134)	(8,703)	—
Secured bank loans	275,161	(357,871)	(87,391)	(75,137)	(111,766)	(83,577)	—
Trade and other payables	52,456,814	(52,456,814)	(52,456,814)	—	—	—	—
Other liabilities	15,326,742	(17,346,160)	(7,964,991)	(453,849)	(6,784,933)	(2,142,387)	—

Total	68,101,669	(70,207,890)	(60,519,800)	(539,590)	(6,913,833)	(2,234,667)	—

Notes: * Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India) and Hotel Travel Group (HT Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, being the functional currency of MMT India and between the EUR and USD, being the functional currency of HT Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2013	2014
	(in USD)
Trade and other receivables	9,645,400	8,210,145
Trade and other payables	(26,728,502)	(37,955,163)
Cash and cash equivalents	2,240,743	2,974,679

Net exposure	(14,842,359)	(26,770,339)

Between EUR and USD

Particulars	As at March 31, 2014
(in USD)
Trade and other receivables	1,153,321
Trade and other payables	(803,351)
Cash and cash equivalents	3,417,995

Net exposure	3,767,965

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2012-13	2013-14	March 31, 2013	March 31, 2014
INR 1	0.0184	0.0166	0.0183	0.0167
EUR 1	—	1.3751	—	1.3753

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have decreased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2013	2014
	(in USD)
10% strengthening of USD against INR	(1,413,558)	(2,549,556)
10% strengthening of EUR against USD	—	358,854

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

A 10% depreciation of the USD against INR would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2013	2014
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	48,114,962	105,169,847
Cash and cash equivalents	7,246,136	38,011,775
Financial liabilities
Finance lease liabilities	82,914	42,952
Secured bank loans	336,978	275,161

	55,780,990	143,499,735

Variable rate instruments
Financial liabilities
Bank overdraft	866,521	—

	866,521	—

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2014 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2013	8,665
March 31, 2014	—

A decrease of 100 basis points in the interest rates at the reporting date would not have any effect on the amounts shown above, on the basis that all other variable remain constant.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2013		As at March 31 , 2014
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)

Assets carried at fair value
Other investments	4,958,994	4,958,994	3,973,363	3,973,363
Derivatives instruments	203,651	203,651	—	—

	5,162,645	5,162,645	3,973,363	3,973,363

Assets carried at amortised cost
Trade and other receivables	26,111,393	26,111,393	29,355,651	29,355,651
Term deposits	48,114,962	48,114,962	105,169,847	105,169,847
Cash and cash equivalents	36,501,478	36,501,478	38,011,775	38,011,775
Other assets	1,256,185	1,256,185	1,064,999	1,064,999

	111,984,018	111,984,018	173,602,272	173,602,272

Liabilities carried at fair value
Financial liabilities	6,829,506	6,829,506	8,898,697	8,898,697

	6,829,506	6,829,506	8,898,697	8,898,697

Liabilities carried at amortized cost
Finance lease liabilities	82,914	82,914	42,952	42,952
Secured bank loans	336,978	336,978	275,161	275,161
Bank overdraft	866,521	866,521	—	—
Trade and other payables	58,743,842	58,743,842	52,456,814	52,456,814
Other liabilities	1,782,279	1,782,279	6,428,045	6,428,045

	61,812,534	61,812,534	59,202,972	59,202,972

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values – (Continued)

	As at March 31, 2014
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	3,973,363	3,973,363

Total Assets	—	—	3,973,363	3,973,363

Financial liabilities	—	—	8,898,697	8,898,697

Total Liabilities	—	—	8,898,697	8,898,697

	As at March 31, 2013
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)
Other investments	—	—	4,958,994	4,958,994
Derivatives instruments	—	—	203,651	203,651

Total Assets	—	—	5,162,645	5,162,645

Financial liabilities	—	—	6,829,506	6,829,506

Total Liabilities	—	—	6,829,506	6,829,506

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2014
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
	(in USD)
Opening balances	4,958,994	14,677	188,974	6,829,506
Arising from acquisition	—	—	—	1,158,367
Arising from completion of measurement period for business combination	—	—	—	(172,138)
Total gains and losses recognized in:
- profit or loss	—	(14,677)	(188,974)	1,082,962
- other comprehensive income	(985,631)	—	—	—

Closing balances	3,973,363	—	—	8,898,697

	As at March 31, 2013
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
	(in USD)
Opening balances	4,416,543	202,054	(149,135)	—
Arising from acquisition	83,404	—	—	6,412,283
Total gains and losses recognized in:
- profit or loss	—	(187,377)	338,109	417,223
- other comprehensive income	459,047	—	—	—

Closing balances	4,958,994	14,677	188,974	6,829,506

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

35)	FINANCIAL INSTRUMENTS – (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : 31% – 175% Forecast EBITDA margin: (294%) – 71% Risk adjusted discount rate: 18.5%	The estimated fair value would increase (decrease) if :
			•	the annual revenue growth rate were higher (lower)
			•	the EBITDA margin were higher (lower)
			•	the risk adjusted discount rate were lower (higher)

Financial liabilities	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk adjusted discount rate.	Risk adjusted discount rate: 13%, 20%	The estimated fair value would increase (decrease) if :
			•	the risk adjusted discount rate were lower (higher)

Sensitivity Analysis

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2014
	Other Comprehensive Income
	Increase	Decrease
	USD	USD
Annual revenue growth rate	183,288	(178,759)
EBITDA Margin	26,271	(26,271)
Risk adjusted discount rate	(388,943)	453,398

	For the year ended March 31, 2013
	Other Comprehensive Income
	Increase	Decrease
	USD	USD
Annual revenue growth rate	197,061	(191,719)
EBITDA Margin	26,043	(26,043)
Risk adjusted discount rate	(434,964)	515,590

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

36)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2013	2014
	(in USD)
Less than one year	2,371,547	2,354,081
Between one and five years	6,668,180	6,106,247
More than five years	3,333,792	1,791,388

Total	12,373,519	10,251,716

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2014, USD 2,850,661 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2013: USD 2,606,709, March 31, 2012: USD 2,079,183).

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 434,278 as at March 31, 2014 (March 31, 2013: USD 1,069,315).

38)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (from June 4, 2012)
Key management personnel	Mukesh Singh (till July 22, 2011)
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc. (till December 31, 2012)
Party controlled by key management personnel	Chandra Capital

MAKEMYTRIP LIMITED

Year ended March 31, 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

38)	RELATED PARTIES – (Continued)

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 10). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2012	2013	2014
	(in USD)
Revenue from air ticketing	45,808	63,110	86,689
Purchase of marketing and other services	28,998	42,116	—

	As at March 31
Balance Outstanding	2013	2014
	(in USD)
Trade and other receivables	29,961	122,236

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Year ended March 31,
Particulars	2012	2013	2014

Short-term employee benefits	1,391,278	1,009,198	2,286,506
Contribution to provident fund	41,710	56,172	63,207
Share based payment	5,444,578	9,259,575	9,701,585
Legal and professional	85,000	95,000	111,765

Total	6,962,566	10,419,945	12,163,063

Note:	*	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

39)	SUBSEQUENT EVENT

Payment of deferred consideration of ETB Group

As per the terms of acquisition, the purchase consideration included a deferred consideration payable in three tranches over a three year period ending January 2017. The Company and one of the selling shareholder to whom the deferred consideration was payable entered into an amendment agreement, under which the deferred consideration is to be paid in two equal tranches, in June 2014 and in February 2015. The first trench of deferred consideration has been paid in June 2014. (Also refer note 7d)